Exhibit 99.1

Digital Power Corporation Reports Financial Results for the First Quarter Ended March 31, 2015

FREMONT, Calif., May 15, 2015, Digital Power Corporation (NYSE MKT: DPW - News ) today announced financial results for the first quarter ended March 31, 2015.

Digital Power’s revenues for the first quarter ended March 31, 2015 were $1,896,000, a decrease of 7% from revenues of $2,037,000 for the same quarter ended March 31, 2014, resulting mainly from a decreased level of standard power supply shipments in the U.S. market. Net loss for the quarter ended on March 31, 2015 was $204,000, comparable to the $158,000 net loss recorded for the quarter ended March 31, 2014 which resulted mainly from the decline in revenues. Gross margin in the first quarter ended March 31, 2015 was 38%, slightly higher than the 37% reported in the first quarter ended March 31, 2014 mainly due to the product mix. Operating expenses were slightly higher (less than 2%) in the quarter ended March 31, 2015 compared to the quarter ended March 31, 2014 reflecting significantly higher stock option expenses offset by lower legal, travel, and sales personnel costs.

Commenting on the results, President and CEO, Amos Kohn, stated: “ For the first quarter ended March 31, 2015, our net loss of $204,000 included $47,000 of stock option expenses, $24,000 of intellectual property amortization expenses and $50,000 for impairment of our Telkoor investment. Excluding these non-cash related expenses, our non-GAAP net loss was $83,000 for the first quarter of 2015. For the first quarter ended March 31, 2014, our net loss was $158,000 and excluding stock option expenses of $23,000 and intellectual property amortization expenses of $26,000 our non-GAAP net loss was $109,000. Although we continue to realize stronger defense related shipments from our European operation in the current fiscal year as compared to the last, our commercial product portfolio continues to lag behind expectations in terms of orders and shipments. Our efforts to further develop our product line offerings and geographical sales coverage are still in process with the hope that improvements in our revenue realization rate will follow in future quarters.”

Mr. Kohn continued, “We continue to pursue our strategic plan of developing complete customized power solutions and enhancing our standard product portfolio with innovative, high density and efficient power supplies at ever increasing power levels. The focus on a complete solution for power applications is well received by our major telecom, medical, military and industrial customers.”

Use of Non-GAAP Measures

This press release provides financial measures for operating loss and net loss, which exclude stock-based compensation expense, impairment expenses and amortization for acquired intangible assets, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating loss and net loss. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd, Fremont, California, 94538; Contact: William Hultzman, Investor Relations, 510-657-2635; Website : www.digipwr.com .

Forward Looking Statements

The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2014 and the expected results of modifications to the Company’s strategy. The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of operating and net losses in the future; (b) dependency on Telkoor to design and manufacture products; (c) dependency on our ability, and the ability of our contract manufacturers, to timely procure electronic components; (d) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (e) dependency on developer partners for the development of some of our custom design products; (f) dependency on sales of our legacy products for a meaningful portion of our revenues; (g) the possible failure of the Company’s custom product development (g) the ability of the Company to attract, retain and motivate key personnel; (h) dependence on a few major customers; (i) dependence on the electronic equipment industry; (j) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (k) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (l) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (m) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (n) variations in operating results from quarter to quarter; (o) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.digipwr.com.

 Digital Power Corporation

Financial Data
(In thousands except for per share data)

	Three months Ended March 31,

Statement of Operations Data:	2015	2014

Revenues	$1,896	$2,037
Operating loss	(219)	(155)
Net loss	(204)	(158)

Basic and diluted loss per share:	$(0.03)	$(0.02)

	March 31, 2015	December 31, 2014
Balance Sheet

Working capital	$3,341	$3,588
Total assets	6,048	6,342
Total Liabilities	1,875	1,901
Shareholders' equity	$4,173	$4,441

Non GAAP Financial Data & Reconciliation to GAAP (Excluding stock option expenses and amortization of intangible intellectual property)

	Three Months Ended
	March 31,
	2015	2014

GAAP Gross profit	$713	$762
Amortization of intangible assets	24	26
Stock option expenses	1	-
Non GAAP Gross profit	738	788
Operating expenses	932	917
Stock option expenses	46	23
Non GAAP operating expenses	886	894
Non GAAP operating loss	(148)	(106)
Non GAAP other income (expense)	15	(3)
Impairment of investment	50	-
Non GAAP other income (expense)	65	(3)
GAAP Net loss	(204)	(158)
Non GAAP expense reductions	121	49
Non GAAP Net loss	$(83)	$(109)